SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2011
TRINITY BIOTECH PLC
(Name of Registrant)
IDA Business Park
Bray, Co. Wicklow
Ireland
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release dated July 21, 2011

Contact:	Trinity Biotech plc	Lytham Partners LLC
	Kevin Tansley	Joe Diaz, Joe Dorame & Robert Blum
	(353)-1-2769800	602-889-9700
E-mail: kevin.tansley@trinitybiotech.com
Trinity Biotech Announces Quarter 2 Financial Results
EPS increases by 16.8% to 18.1 cents per ADR
DUBLIN, Ireland (July 21, 2011).... Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced results for the quarter ended June 30, 2011.
Quarter 2 Results
Total revenues for Q2, 2011 were $19.5m which compares to $18.2m in Q2, 2010 (excluding Coagulation revenues), an increase of 7.0%.
Point-of-care revenues for Q2, 2011 increased by 3.6% when compared to Q2, 2010, with increased revenues being achieved in both of our key markets of Africa and the USA.
Continuing Clinical Laboratory (i.e. excluding Coagulation) revenues increased from $14.2m to $15.3m, which represents an increase of 7.9% compared to Q2, 2010. This increase is mainly due to higher infectious diseases and diabetes sales in the USA.
Revenues for Q2, 2011 by key product area were as follows:

	2010	2011	Increase/
	Quarter 2	Quarter 2	Decrease
	US$’000	US$’000%
Point-of-Care	4,011	4,157	3.6%
Continuing Clinical Laboratory	14,178	15,298	7.9%
Continuing operations*	18,189	19,455	7.0%

Coagulation	4,437	0

Total	22,626	19,455

*	Continuing operations reflects the company’s divestiture of its coagulation product line (shown separately)
Gross profit for Q2, 2011 amounted to $10.0m representing a gross margin of 51.4% which compares favourably to the gross margin of 49.3% for the same period in 2010. This improvement of 2.1% is partly attributable to the inclusion of one month of lower margin Coagulation revenues in the comparative period. The remainder of the increase is due to improved operational efficiencies.

Selling, General and Administrative (SG&A) expenses decreased by 22.9% to $5.2m compared to Q2, 2010. As in previous quarters, this was largely attributable to the transfer of sales and administrative personnel to Stago as part of the Coagulation divestiture. The decrease this quarter is less pronounced than in previous quarters as the Coagulation costs were only in place for one month of Q2, 2010.
Operating profit for Q2, 2011 was $3.9m, which is a 10.8% increase compared with Q2, 2010. Operating margin for Q2, 2011 has increased to 20.0%, which represents a significant improvement compared to 15.5% in Q2, 2010.
Net financial income for Q2, 2011 was $0.6m which compares to net financial income of $0.2m in Q2, 2010. This improvement is attributable to the elimination of bank debt and the increase in cash balances to $71.4m. The tax charge for Q2, 2011 was $0.7m which represents an effective tax rate of 14.5%.
Profit After Tax was $3.9m which is an increase of 18.2% over Q2, 2010. Meanwhile, EPS for Q2, 2011 increased by 16.8% from 15.5 cents to 18.1 cents.
Free Cash Flows for Q2, 2011 were $3.0m which is in line with our target of generating at least $1m per month. During the quarter there were other significant cash movements as follows:
•	the receipt of the first tranche of deferred consideration from Stago of $11.25m;
•	the payment of our first annual dividend of $2.1m; and
•	the payment of the first tranche of deferred consideration of $0.5m in respect of our acquisition of Phoenix Biotech.
The net result of these movements has been to increase our cash position by $11.6m to $71.4m.
Recent Developments
•	The Company received CE marking for the new Premier Hb9210 instrument, which represents regulatory approval in Europe. We have also filed our 510k regulatory submission with the FDA.
•	The Company paid a dividend of 10 cents per ADR. This was the first dividend in the Company’s history and it is intended that a dividend will be paid on an annual basis going forward.
•
In April, the Company received the first deferred consideration payment of $11.25m from Stago in relation to the divestiture of the Coagulation business in May 2010. The second, and final, deferred consideration payment of $11.25m is due to be received on 30 April, 2012 and similarly is unconditional and bank guaranteed.

•
During the quarter we paid the first tranche of deferred consideration ($0.5m) in relation to the acquisition of Phoenix Biotech Corp. Phoenix manufactures and sells a syphilis total antibody (IgG and IgM) test and is the only such FDA approved ELISA test on the market.

Comments
Commenting on the results, Kevin Tansley, Chief Financial Officer said “This quarter’s results were very strong. Revenues have grown by 7% and operating profits by 11%. Meanwhile our EPS of 18.1 cents represents growth of over 16% and for the fifth quarter in a row we have established a new record for quarterly earnings. We also continue to generate significant cash with our free cash flows reaching close to $7m for the first six months of the year.”
Ronan O’Caoimh, CEO stated “This quarter’s results have re-emphasised Trinity’s strong growth trajectory. Revenues have grown by 7% and this is before we see the impact of our new Premier instrument which has just been launched in Europe and our new range of point-of-care products, the first of which will enter production later this year. It is now just over a year since we divested our coagulation business and in that short time we have repositioned Trinity into a company with robust earnings growth and an extensive product development pipeline.”
Forward-looking statements in this release are made pursuant to the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties, and other risks detailed in the Company’s periodic reports filed with the Securities and Exchange Commission.
Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information please see the Company’s website: www.trinitybiotech.com.

Trinity Biotech plc
Consolidated Income Statements

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
(US$000’s except share data)	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	19,455	22,626	38,109	51,639

Cost of sales	(9,451)	(11,469)	(18,548)	(26,953)

Gross profit	10,004	11,157	19,561	24,686
Gross profit %	51.4%	49.3%	51.3%	47.8%

Other operating income	233	527	530	583

Research & development expenses	(800)	(1,198)	(1,487)	(2,992)
Selling, general and administrative expenses	(5,217)	(6,766)	(10,263)	(14,705)
Indirect share based payments	(332)	(211)	(754)	(387)

Operating profit	3,888	3,509	7,587	7,185

Non-recurring items	—	47,061	—	47,061

Financial income	631	268	1,273	278
Financial expenses	(3)	(116)	(7)	(357)

Net financing income/(expense)	628	152	1,266	(79)

Profit before tax	4,516	50,722	8,853	54,167

Income tax expense on operating activities	(654)	(394)	(1,239)	(682)
Income tax credit on non-recurring items	—	354	—	354

Profit for the period	3,862	50,682	7,614	53,839

Profit for the period (excluding non-recurring items)	3,862	3,267	7,614	6,424

Earnings per ADR (US cents)	18.1	240.1	35.6	255.2
Earnings per ADR (US cents) — excluding non-recurring items	18.1	15.5	35.6	30.4

Diluted earnings per ADR (US cents)	17.3	235.0	34.2	251.2
Diluted earnings per ADR (US cents) — excluding non-recurring items	17.3	15.1	34.2	30.0

Weighted average no. of ADRs used in computing basic earnings per ADR	21,352,012	21,109,023	21,369,919	21,098,574
The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Balance Sheets

	June 30,	March 31,	Dec 31,
	2011	2011	2010
	US$ ‘000	US$ ‘000	US$ ‘000
	(unaudited)	(unaudited)	(audited)
ASSETS
Non-current assets
Property, plant and equipment	7,260	6,630	5,999
Goodwill and intangible assets	41,799	40,267	37,248
Deferred tax assets	4,158	4,385	4,680
Other assets	534	11,729	11,623

Total non-current assets	53,751	63,011	59,550

Current assets
Inventories	18,971	18,636	17,576
Trade and other receivables	23,686	24,078	25,529
Income tax receivable	199	91	217
Cash and cash equivalents	71,422	59,818	58,002

Total current assets	114,278	102,623	101,324

TOTAL ASSETS	168,029	165,634	160,874

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	1,097	1,094	1,092
Share premium	2,055	1,743	161,599
Accumulated surplus/(deficit)	139,928	137,705	(25,412)
Other reserves	4,008	4,008	4,008

Total equity	147,088	144,550	141,287

Current liabilities
Interest-bearing loans and borrowings	176	174	162
Income tax payable	770	890	597
Trade and other payables	12,153	12,680	11,447
Provisions	50	50	50

Total current liabilities	13,149	13,794	12,256

Non-current liabilities
Interest-bearing loans and borrowings	34	74	111
Other payables	62	52	30
Deferred tax liabilities	7,696	7,164	7,190

Total non-current liabilities	7,792	7,290	7,331

TOTAL LIABILITIES	20,941	21,084	19,587

TOTAL EQUITY AND LIABILITIES	168,029	165,634	160,874

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Statement of Cash Flows

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
(US$000’s)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash and cash equivalents at beginning of period	59,818	6,222	58,002	6,078

Operating cash flows before changes in working capital	5,165	4,415	9,938	9,326
Changes in working capital	(876)	1,468	104	1,689

Cash generated from operations	4,289	5,883	10,042	11,015

Net Interest and Income taxes received/(paid)	808	(352)	1,046	(577)

Capital Expenditure & Financing (net)	(2,094)	(1,111)	(4,199)	(3,435)

Free cash flow	3,003	4,420	6,889	7,003

Proceeds from sale of Coagulation product line	11,250	66,517	11,250	66,517

Cash paid to acquire Phoenix Bio-tech	(500)	—	(1,500)	—

Repurchase of own company shares	—	—	(1,070)	—

Dividend Payment	(2,149)	—	(2,149)	—

Repayment of bank debt	—	(27,117)	—	(29,556)

Cash and cash equivalents at end of period	71,422	50,042	71,422	50,042

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC (Registrant)
By:	/s/ Kevin Tansley
Kevin Tansley
Chief Financial Officer
Date: July 25, 2011